Writer’s Direct Dial: (212) 225-2708 E-Mail: adelacruz@cgsh.com
VIA EDGAR	June 17, 2013	.

Michael Clampitt

Senior Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re.	Banco Macro S.A.
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 26, 2013
File No. 001-32827

Dear Mr. Clampitt:

By letter dated June 10, 2013, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments related to the annual report on Form 20-F for the fiscal year ended December 31, 2012 filed by our client, Banco Macro S.A. (Macro Bank, Inc.) (the “Company”), with the Securities and Exchange Commission on April 26, 2013. The Staff’s letter requested the Company’s response within ten business days of the letter’s date.

While the Company has made progress in preparing its response, given the local holidays and based on a review of its internal resources, the Company concluded that it will require additional time to consider the Staff’s comments and prepare its response. Therefore I respectfully advise that the Company expects to submit its response to the Staff’s comments by July 8, 2013.

We are grateful for the Staff’s accommodation in this matter. If you have any questions or wish to discuss any matters relating to the foregoing, please do not hesitate to contact me at (212) 225-2208.

Sincerely,

/s/ Andrés de la Cruz
Andrés de la Cruz

c.c.	Chris Harley –Securities and Exchange Commission
David Irving –Securities and Exchange Commission Erin Purnell –Securities and Exchange Commission

Jorge Pablo Brito – Banco Macro S.A.
Jorge Scarinci – Banco Macro S.A.